FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: _____________

ROGERS CABLE INC.
(Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CABLE INC.

By:	/s/ Donald W. Huff Donald W. Huff Vice President, Controller

Dated: February 18, 2003

Exhibit Index

Exhibit	Description

99.1	Interim Report and Financial Statements of Rogers Communications Inc. (the parent company to Rogers Cable Inc.) containing financial and operating information for the quarter and year ending December 31, 2002 for Rogers Cable Inc.